

February 3, 2011

Mr. Robert Davis
Chief Financial Officer
Cycle Country Accessories Corp.
1701 38th Ave W.
Spencer, Iowa 51301

> **Re:** **Cycle Country Accessories Corp.**
> **Form 10-K for the Year Ended September 30, 2008**
> **Form 10-K for the Year Ended September 30, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File No. 001-31715**

Dear Mr. Davis:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief